787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

November 28, 2017

Via EDGAR

Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock S&P 500 Index V.I. Fund, a series of BlackRock Variable Series Funds, Inc.
Post-Effective Amendment No. 88 under the Securities Act of 1933 and Amendment No. 89 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File Nos. 002-74452 and 811-03290)

Dear Ms. O’Neal-Johnson:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on November 15, 2017 regarding Post-Effective Amendment No. 88 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 89 under the Investment Company Act of 1940, as amended, which was filed with the Commission on September 29, 2017, with respect to the BlackRock S&P 500 Index V.I. Fund (the “Fund”), a series of the Registrant.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Post-Effective Amendment No. 90 to the Registration Statement, which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

New York     Washington     Houston     Paris     London     Frankfurt     Brussels     Milan     Rome

November 28, 2017

Comment No. 1:          The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges its responsibility.

Comment No. 2:          Please remove the discussion regarding the contractual expense waiver from the footnote to the Fees and Expenses Table, as it is not applicable to current expenses.

Response:	The Registrant respectfully declines to make the requested change, as it believes the contractual expense waiver is informative to investors.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-8172 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Dean A. Caruvana
Dean A. Caruvana

cc:	Ben Archibald, Esq., BlackRock Advisors, LLC

Gladys Chang, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher, LLP